                                                Filed Pursuant to Rule 424(b)(5)
                                                       Registration No. 33-50753
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 15, 1996)

                                 $250,000,000

                           CNA FINANCIAL CORPORATION
                      6 3/4% NOTES DUE NOVEMBER 15, 2006

                               ----------------

  Interest on the Notes is payable semi-annually on May 15 and November 15 of each year, commencing May 15, 1997. The Notes are not redeemable prior to maturity. See "Description of the Notes."

  The Notes will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company, which will act as the Depositary (the "Depositary"). Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."

  SEE "RISK FACTORS" BEGINNING ON PAGE S-2 FOR CERTAIN INFORMATION RELATING TO AN INVESTMENT IN THE NOTES.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT  OR
     THE PROSPECTUS  TO  WHICH  IT  RELATES.  ANY  REPRESENTATION  TO  THE
      CONTRARY IS A CRIMINAL OFFENSE.

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                                        PRICE TO          UNDERWRITING         PROCEEDS TO
                                        PUBLIC(1)          DISCOUNT(2)        COMPANY(1)(3)
-------------------------------------------------------------------------------------------
Per Note.........................        99.665%              .428%              99.237%
-------------------------------------------------------------------------------------------
Total............................     $249,162,500         $1,070,000         $248,092,500
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1)Plus accrued interest, if any, from November 20, 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated to be $300,000.

                               ----------------

  The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities at the Depositary on or about November 20, 1996.

                               ----------------

MERRILL LYNCH & CO.
      CHASE SECURITIES INC.
                    PAINEWEBBER INCORPORATED
                               PRUDENTIAL SECURITIES INCORPORATED
                                            FIRST CHICAGO CAPITAL MARKETS, INC.

                               ----------------

         The date of this Prospectus Supplement is November 15, 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA (THE "NORTH CAROLINA INSURANCE COMMISSIONER") NOR HAS THE NORTH CAROLINA INSURANCE COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR PROSPECTUS SUPPLEMENT.

                                  THE COMPANY

  CNA Financial Corporation (the "Company" or "CNA") is the parent company of the CNA Insurance Companies, the largest writer of commercial property/casualty insurance and the ninth largest insurance group. The CNA Insurance Companies are comprised of Continental Casualty Company ("Casualty") and its subsidiaries, Continental Assurance Company and its subsidiaries and The Continental Corporation, acquired on May 10, 1995, and its subsidiaries. The CNA Insurance Companies provide property and casualty coverage and life, accident and health insurance. Approximately 84% of the Company's outstanding stock is owned by Loews Corporation.

                                 RISK FACTORS

ENVIRONMENTAL AND ASBESTOS

  The CNA property/casualty insurance companies have potential exposures related to environmental and asbestos-related claims.

  Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean-up. The insurance industry is involved in extensive litigation regarding coverage issues. Judicial interpretations in many cases have expanded the scope of coverage and liability beyond the original intent of the policies.

  The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration of abandoned toxic waste sites and formalize the concept of legal liability for clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. To date, approximately 1,300 clean-up sites have been identified by the Environmental Protection Agency on its National Priorities List. On the other hand, the Congressional Budget Office is estimating that there will be 4,500 National Priority List sites, and other estimates project as many as 30,000 sites that will require clean-up under ECLs. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established.

  CNA and the insurance industry are disputing coverage for many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, trigger of coverage, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean-up of waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues.

  A number of proposals to reform Superfund have been made by various parties. Despite Superfund taxing authority expiring at the end of 1995, no reforms have been enacted by Congress. While the next Congress may address this issue, no predictions can be made as to what positions the Congress or the Administration will take and what legislation, if any, will result. If there is legislation, and in some circumstances even if there is no legislation, the federal role in environmental clean-up may be materially reduced in favor of state action. Substantial changes in the federal statute or the activity of the EPA may cause states to reconsider their environmental clean-up statutes and regulations. There can be no meaningful prediction of the pattern of regulation that would result.

  Due to the inherent uncertainties described above, including the inconsistency of court decisions, the number of waste sites subject to clean-up, and the standards for clean-up and liability, the ultimate exposure to CNA for environmental pollution claims cannot be meaningfully quantified. Claim and claim expense reserves represent management's estimates of ultimate liabilities based on currently available facts and case law. However, in addition to the uncertainties previously discussed, additional issues related to, among other things, specific policy provisions, multiple insurers and allocation of liability among insurers, consequences of conduct by the insured, missing policies and proof of coverage make quantification of liabilities exceptionally difficult and subject to adjustment based on new data. As of September 30, 1996 and December 31, 1995, CNA carried approximately $802 million and $1,030 million, respectively, of claim and claim expense reserves, net of reinsurance recoverable, for reported and unreported environmental pollution claims. There was no environmental reserve development for the nine months and quarter ended September 30, 1996. Adverse environmental reserve development of $241 million for the year ended December 31, 1995 includes $60 million related to The Continental Corporation (which the Company acquired in 1995) and results from CNA's on-going monitoring of settlement patterns, current pending cases and potential future claims. The foregoing reserve information relates to claims for accident years 1988 and prior, which coincides with CNA's adoption of the Simplified Commercial General Liability coverage form which included an absolute pollution exclusion.

  CNA has exposure to asbestos-related claims, including those attributable to CNA's on-going litigation with Fibreboard Corporation ("Fibreboard"). CNA's litigation with Fibreboard regarding asbestos-related bodily injury claims is discussed below. Estimation of asbestos-related claim reserves encounter many of the same limitations discussed above for environmental pollution claims such as inconsistency of court decisions, specific policy provisions, multiple insurers and allocation of liability among insurers, missing policies and proof of coverage. As of September 30, 1996 and December 31, 1995, CNA carried approximately $2,051 million and $2,224 million, respectively, of claim and claim expense reserves, net of reinsurance recoverable, for reported and unreported asbestos-related claims. Unfavorable reserve development for the nine months ended September 30, 1996 and the year ended December 31, 1995, totaled $38 million and $258 million, respectively.

  The results of operations in future years may continue to be adversely affected by environmental pollution and asbestos claims and claim expenses. Management will continue to monitor potential liabilities and make further adjustments as warranted.

  CNA, consistent with sound reserving practices, regularly adjusts its reserve estimates in subsequent reporting periods as new facts and circumstances emerge that indicate the previous estimates need to be modified. Beginning the latter part of 1995 and through 1996 to date, CNA has been actively settling many of its larger environmental pollution and asbestos-related claim exposures. This strategy has resulted in a large volume of claim payments during 1996, and corresponding reductions in reserves. In addition, Fibreboard claim payments escalated in 1996 as some scheduled payments came due. Management does not believe that these recent activities have changed facts or circumstances evident at December 31, 1995, therefore, no material modifications to previous reserve estimates have been made in 1996.

 Fibreboard Litigation

  CNA's primary property/casualty subsidiary, Casualty, is party to litigation with Fibreboard involving coverage for certain asbestos-related claims and defense costs (San Francisco Superior Court, Judicial Council

Coordination Proceeding 1072). As described below, Casualty, Fibreboard, another insurer (Pacific Indemnity, a subsidiary of the Chubb Corporation), and a negotiating committee of asbestos claimant attorneys (collectively referred to as "Settling Parties") have reached a Global Settlement (the "Global Settlement") to resolve all future asbestos-related bodily injury claims involving Fibreboard, which is subject to court approval. Casualty, Fibreboard and Pacific Indemnity have also reached an agreement (the "Trilateral Agreement") on a settlement to resolve the coverage litigation in the event the Global Settlement does not obtain final court approval or is subsequently successfully attacked. The implementation of the Global Settlement or the Trilateral Agreement would have the effect of settling Casualty's litigation with Fibreboard.

  On July 27, 1995, the United States District Court for the Eastern District of Texas entered judgment approving the Global Settlement Agreement and the Trilateral Agreement. As expected, appeals were filed as respects both of these decisions. On July 25, 1996, a panel of the United States Fifth Circuit Court of Appeals in New Orleans affirmed the judgment approving the Global Settlement Agreement by a 2 to 1 vote and affirmed the judgment approving the Trilateral Agreement by a 3 to 0 vote. A petition has been filed for re-hearing by the entire Fifth Circuit Court of Appeals as respects the decision on the Global Settlement Agreement.

  No further appeal has been filed with respect to the Trilateral Agreement and CNA believes that the time to file any such further appeal has expired, and accordingly, CNA believes that court approval of the Trilateral Agreement has become final. CNA currently expects that Casualty's litigation with Fibreboard will be dismissed during the first quarter of 1997.

  Global Settlement. On April 9, 1993, Casualty and Fibreboard entered into an agreement pursuant to which, among other things, the parties agreed to use their best efforts to negotiate and finalize a global class action settlement with asbestos-related bodily injury and death claimants.

  On August 27, 1993, the Settling Parties reached an agreement in principle for an omnibus settlement to resolve all future asbestos-related bodily injury claims involving Fibreboard. The Global Settlement Agreement was executed on December 23, 1993. The agreement calls for contribution by Casualty and Pacific Indemnity of an aggregate of $1.525 billion to a trust fund for a class of all future asbestos claimants, defined generally as those persons whose claims against Fibreboard were neither filed nor settled before August 27, 1993. An additional $10 million is to be contributed to the fund by Fibreboard. As indicated hereinabove, the Global Settlement approval has been affirmed on appeal, however, further review is being sought and there is limited precedent with settlements which determine the rights of future claimants to seek relief.

  Subsequent to the announcement of the agreement in principle, Casualty, Fibreboard and Pacific Indemnity entered into the Trilateral Agreement which among other things, settles the coverage case in the event the Global Settlement approval is not ultimately upheld. In such case, Casualty and Pacific Indemnity will contribute to a settlement fund an aggregate of $2 billion, less certain adjustments. Such fund would be devoted to the payment of Fibreboard's asbestos liabilities other than liabilities for claims settled before August 23, 1993. Casualty's share of such fund would be $1.44 billion reduced by a portion of an additional payment of $635 million which Pacific Indemnity has agreed to pay for claims either filed or settled before August 27, 1993. Based upon receipt of the final approval of the Trilateral Agreement, Casualty will assume responsibility for the claims that were settled before August 27, 1993. A portion of the additional $635 million to be contributed by Pacific Indemnity will be applied to the payment of such claims as well. As a part of the Global Settlement and the Trilateral Agreement, Casualty is to be released by Fibreboard from any further liability under the comprehensive general liability policy written for Fibreboard by Casualty, including but not limited to liability for asbestos-related claims against Fibreboard. As indicated above, CNA believes that court approval of the Trilateral Agreement has become final and non-appealable.

  Casualty and Fibreboard have entered into a supplemental agreement (the "Supplemental Agreement") which governs the interim arrangements and obligations between the parties until such time as the coverage case is finally resolved, either through final court approval of the Global Settlement Agreement, or final court approval of the Global Settlement Agreement and final court approval of the Trilateral Agreement, or through a final decision in the California courts. It also governs certain obligations between the parties upon the Global Settlement being upheld on appeal including the payment of claims which are not included in the Global Settlement.

  In addition, Casualty and Pacific Indemnity have entered into an agreement (the "Casualty-Pacific Agreement") which sets forth the parties' agreement with respect to the means for allocating among themselves responsibility for payments arising out of the Fibreboard insurance policies. Under the Casualty-Pacific Agreement, Casualty and Pacific Indemnity have agreed to pay 64.71% and 35.29%, respectively, of the $1.525 billion to be used to satisfy the claims of future claimants, plus certain expenses. The $1.525 billion has already been deposited into an escrow for such purpose. Based upon the final approval of the Trilateral Agreement, Pacific Indemnity's share for unsettled present claims and presently settled claims will be $635 million.

  Through September 30, 1996, Casualty, Fibreboard and plaintiff attorneys had reached settlements with respect to approximately 133,700 claims, subject to resolution of the coverage issues, for an estimated settlement amount of approximately $1.62 billion plus any applicable interest. Final court approval of the Trilateral Agreement obligates Casualty to pay under these settlements. Approximately $705 million was paid through September 30, 1996. As described above, such payments are partially recoverable from Pacific Indemnity. Casualty may negotiate other agreements with various classes of claimants including groups who may have previously reached agreement with Fibreboard.

  Reserves. In the fourth quarter of 1992, Casualty increased its reserve with respect to potential exposure to asbestos-related bodily injury cases by $1.5 billion. In connection with the agreement in principle announced on August 27, 1993, Casualty added $500 million to such claim reserve in the third quarter of 1993. The Fibreboard claims represent the major portion of Casualty's asbestos-related claim exposure.

  Casualty believes that final court approval of the Trilateral Agreement and its implementation will eliminate any further material exposure with respect to the Fibreboard matter.

  Under various reinsurance agreements, Casualty has asserted a right to reimbursement for a portion of its potential exposure to Fibreboard. Casualty's principal reinsurers have disputed Casualty's right to reimbursement and have taken the position that any claim by Casualty is subject to arbitration under provisions in the reinsurance agreement. A federal court has ruled that the dispute must be resolved by arbitration. There can be no assurance that Casualty will be successful in obtaining a significant recovery under its reinsurance agreements.

HOLDING COMPANY STRUCTURE

  The Company is a holding company and derives its operating income and operating cash flow from its subsidiaries. The Company relies upon distributions from its subsidiaries as well as returns on its cash and invested assets to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Debt Securities (such as the Notes) and dividends on the preferred stock. The ability of the Company's subsidiaries to make such payments will be subject to, among other things, applicable state laws and any restrictions that may be contained in credit agreements or other financing arrangements entered into by such subsidiaries. Claims of creditors of the Company's subsidiaries will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness and capital stock, including the Notes and preferred stock.

  The insurance industry is subject to comprehensive and detailed regulation and supervision throughout the United States. Each state has established supervisory agencies with broad administrative power relative to licensing insurers and agents, approving policy forms, establishing reserve requirements, fixing minimum interest rates for accumulation of surrender values and maximum interest rates of policy loans, prescribing the form and content of statutory financial reports, payment of dividends by insurance subsidiaries and regulating solvency and the type and amount of investments permitted. Regulatory powers also extend to premium rate regulations which require that rates not be excessive, inadequate or unfairly discriminatory. In addition to regulations discussed above, intercompany transfers of assets may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial position of the insurance affiliates making the transfer.

  The payment of dividends to CNA by its insurance affiliates without prior approval of the affiliate's domiciliary state insurance commissioners is limited to amounts determined by formula in accordance with the accounting practices prescribed or permitted by the state's insurance departments. This formula varies by state. The formula for the majority of the states is the greater of 10% of prior year statutory surplus or prior year statutory net income, less the aggregate of all dividends paid during the twelve months prior to date of payment. Some states, however, have an additional stipulation that dividends cannot exceed prior year earned surplus. Based upon the various states formulas, approximately $860 million in dividends could be paid to CNA by its insurance affiliates in 1996 without prior approval, $485 million of which have been paid to date. All dividends must be reported to the insurance department prior to declaration and payment.

  In addition to regulation of dividends by insurance subsidiaries, the National Association of Insurance Commissioners ("NAIC") developed industry minimum Risk-Based Capital ("RBC") requirements, established a formal state accreditation process designed to more closely regulate for solvency, minimized the diversity of approved statutory accounting and actuarial practices, and increased the annual statutory statement disclosure requirements.

  The RBC formulas are designed to identify an insurer's minimum capital requirements based upon the inherent risks (e.g., asset default, credit and underwriting) of its operations. In addition to the minimum capital requirements, the RBC formula and related regulations identify various levels of capital adequacy and corresponding actions that the state insurance departments should initiate. The level of capital adequacy below which insurance departments would take action is defined as the Company Action Level. As of December 31, 1995, all of CNA's life insurance affiliates and property/casualty affiliates have adjusted capital amounts in excess of Company Action Levels.

  No assurance can be given that there will not be further regulatory actions restricting the ability of the Company's subsidiaries to pay dividends and, accordingly, that funds held by the Company's subsidiaries will be available to the Company for payment of principal or interest on the Debt Securities (including the Notes) or for payment of dividends on preferred stock.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes will be used to pay down a portion of the borrowings outstanding under the Company's revolving credit facility. The revolving credit facility matures in May 2001, and bears interest at the rate of LIBOR plus .25% (5.63% as of October 31, 1996). Affiliates of Chase Securities Inc. and First Chicago Capital Markets, Inc., two of the Underwriters, are lenders and agents under the Company's revolving credit facility and will receive a portion of the proceeds from the sale of the Notes. See "Underwriting."

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of September 30, 1996 and as adjusted to reflect the sale of the Notes and the application of the net proceeds therefrom. The following information should be read in conjunction with the consolidated financial statements and related notes contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, which are incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                           SEPTEMBER 30, 1996
                                                          ---------------------
                                                             (IN MILLIONS)
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
Long-Term Debt:
  Acquisition debt:
    Credit facility...................................... $  650.0   $  402.2
    Commercial paper.....................................    675.0      675.0
  Senior Notes:
    8 7/8%, due March 1, 1998............................    149.4      149.4
    8 1/4%, due April 15, 1999...........................    102.2      102.2
    7 1/4%, due March 1, 2003............................    145.8      145.8
    6 1/4%, due November 15, 2003........................    248.4      248.4
    8 3/8%, due August 15, 2012..........................     97.9       97.9
  The Notes..............................................      --       249.2
  7 1/4% Debentures, due November 15, 2023...............    247.1      247.1
  11% Secured Mortgage Notes, due June 20, 2013..........    393.2      393.2
  8%-13.7% Secured Capital Leases, due December 31, 2011.     46.6       46.6
  Other..................................................     18.4       18.4
                                                          --------   --------
      Total Long-Term Debt...............................  2,774.0    2,775.4
                                                          --------   --------
Stockholders' Equity:
  Preferred Stock:
    Authorized 12,500,000 shares; issued and outstanding
     1,500 shares........................................    150.0      150.0
  Common Stock:
    Authorized 200,000,000 shares; issued 61,841,969
     shares; outstanding 61,798,262 shares...............    154.6      154.6
  Additional paid-in capital.............................    434.7      434.7
  Retained earnings......................................  5,830.9    5,830.9
  Net unrealized investment gains........................    143.1      143.1
  Treasury Stock, at cost................................     (2.5)      (2.5)
                                                          --------   --------
      Total Stockholders' Equity.........................  6,710.8    6,710.8
                                                          --------   --------
        Total Capitalization............................. $9,484.8   $9,486.2
                                                          ========   ========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following selected consolidated financial information of the Company is derived from and should be read in conjunction with the more detailed information and financial statements included in the Company's Annual Reports on Form 10-K for the years ended December 31, 1995, December 31, 1994, December 31, 1993, December 31, 1992, as amended, and December 31, 1991, and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996. The data for the nine months ended September 30, 1996 and 1995 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim information. The interim results of operations are not necessarily indicative of the results for a full year.

                          NINE MONTHS ENDED
                            SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                         --------------------  -----------------------------------------------------
                           1996      1995(A)    1995(A)     1994       1993       1992       1991
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
RESULTS OF OPERATIONS:
Revenues................ $12,666.1  $10,712.9  $14,699.7  $10,999.5  $11,010.8  $10,793.4  $11,131.4
                         =========  =========  =========  =========  =========  =========  =========
Income (loss) before
 income tax............. $ 1,071.6  $   810.2  $ 1,042.4  $  (134.0) $    93.4  $(1,375.0) $   555.9
                         =========  =========  =========  =========  =========  =========  =========
Net income (loss)
 excluding net realized
 investment gains
 (losses) and accounting
 changes................ $   457.5  $   361.9  $   462.6  $   187.0  $  (251.7) $  (897.8) $   327.3
Net realized investment
 gains (losses).........     312.4      213.9      294.4     (150.5)     519.2      235.3      285.2
Accounting Changes......       --         --         --         --         --       331.9        --
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)....... $   769.9  $   575.8  $   757.0  $    36.5  $   267.5  $  (330.6) $   612.5
                         =========  =========  =========  =========  =========  =========  =========
Earnings per share:
 Net income (loss)
  excluding net realized
  investment gains
  (losses) and
  accounting changes.... $    7.33  $    5.77  $    7.37  $    2.94  $   (4.14) $  (14.60) $    5.19
 Net realized investment
  gains (losses)........      5.05       3.46       4.77      (2.43)      8.40       3.81       4.61
 Accounting Changes.....       --         --         --         --         --        5.37        --
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)....... $   12.38  $    9.23  $   12.14  $    0.51  $    4.26  $   (5.42) $    9.80
                         =========  =========  =========  =========  =========  =========  =========
Ratio of earnings to
 fixed charges(b).......       6.9        6.3        5.6         (c)       2.7         (d)      10.9
Ratio of earnings to
 fixed charges and
 preferred dividends(e).       6.7        6.0        5.4         (f)       2.6         (g)       9.9
Ratio of net income, as
 adjusted, to fixed
 charges and preferred
 dividends(h)...........       7.5        6.8        6.1        1.6        8.6         (g)      17.6
                          AT SEPTEMBER 30,                      AT DECEMBER 31,
                         --------------------  -----------------------------------------------------
                           1996      1995(A)    1995(A)     1994       1993       1992       1991
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Total assets............ $60,795.1  $64,595.6  $59,901.8  $44,320.4  $41,912.3  $39,743.9  $39,161.7
Long-term debt..........   2,774.0    3,012.0    2,767.9      911.8      913.3      413.0      411.7
Stockholders' equity....   6,710.8    6,260.2    6,735.5    4,545.9    5,381.1    4,789.2    5,108.6
Book value per share....    106.17      98.87     106.56      71.13      84.65      75.07      80.24
Shares outstanding (in
 millions of shares)....      61.8       61.8       61.8       61.8       61.8       61.8       61.8
                          NINE MONTHS ENDED
                            SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                         --------------------  -----------------------------------------------------
                           1996      1995(A)    1995(A)     1994       1993       1992       1991
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
BUSINESS SEGMENT DATA:
Net income (loss)
 excluding net realized
 investment gains
 (losses) and accounting
 changes:
 Property/casualty-
  commercial............ $   516.1  $   337.7  $   431.3  $   169.0  $  (241.5) $  (765.6) $   476.6
 Property/casualty-
  personal..............      (8.7)      17.0       21.9      (41.7)      13.3       (8.7)     (25.8)
 Property/casualty-
  involuntary risks.....     (44.8)       7.0        3.8       20.6      (38.4)    (154.1)    (161.1)
 Life-individual........      32.7       31.8       42.6       30.5        9.6       14.5        9.2
 Life-group.............      44.8       41.3       61.2       56.5       33.9       37.5       51.2
 Interest, other and
  intercompany
  eliminations..........     (82.6)     (72.9)     (98.2)     (47.9)     (28.6)     (21.4)     (22.8)
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                         $   457.5  $   361.9  $   462.6  $   187.0  $  (251.7) $  (897.8) $   327.3
                         =========  =========  =========  =========  =========  =========  =========

-------
(a) Includes the results of The Continental Corporation from May 10, 1995.
(b) For purposes of computing this ratio, earnings consist of income before income taxes and cumulative effect of accounting changes plus fixed charges of consolidated companies. Fixed charges consist of interest and that portion of operating lease rental expense which is deemed to be an interest factor for such rentals.
(c) Earnings were insufficient to cover fixed charges in the year ended December 31, 1994, by $134.0 million due to capital losses of $246.2 million which exceeded operating income of $101.3 million.
(d) Earnings were insufficient to cover fixed charges in the year ended December 31, 1992, by $1,375.0 million. This deficit reflected a $1,500.0 million increase in claim reserves by Casualty with respect to its potential exposure to asbestos-related bodily injury cases, resulting in an after-tax charge of $990.0 million against the Company's net income for the year ended December 31, 1992.
(e) For purposes of computing this ratio, earnings consist of income before income taxes and cumulative effect of accounting changes plus fixed charges of consolidated companies. Fixed charges consist of interest and that portion of operating lease rental expense which is deemed to be an interest factor for such rentals and preferred stock dividends that were increased to reflect pretax amounts which would be required to meet such dividend payments.
(f) Earnings were insufficient to cover fixed charges and preferred dividend equivalents in the year ended December 31, 1994, by $39.1 million due to capital losses of $246.2 million which exceeded operating income of $101.3 million.
(g) Earnings and net income, as adjusted, were insufficient to cover fixed charges and preferred dividend equivalents in the year ended December 31, 1992, by $1,377.8 million and $333.3 million, respectively. This deficit reflected a $1,500.0 million increase in claim reserves by Casualty with respect to its potential exposure to asbestos-related bodily injury cases, resulting in an after-tax charge of $990.0 million against the Company's net income for the year ended December 31, 1992.
(h) For purposes of computing this ratio, net income has been adjusted to include fixed charges of consolidated companies. Fixed charges consist of interest and that portion of operating lease rental expense which is deemed to be an interest factor for such rentals.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes (referred to in the Prospectus as the "Senior Debt Securities" and the "Offered Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, dated November 15, 1996 (the "Prospectus"), to which reference is hereby made.

GENERAL

  The Notes are to be issued under an indenture, dated as of March 1, 1991, as supplemented by a supplemental indenture dated as of October 15, 1993 (the "Indenture"), between the Company and The First National Bank of Chicago, as trustee (the "Trustee"). The Company believes that the following summary of certain provisions of the Indenture, together with the "Description of Senior Debt Securities" contained in the Prospectus, is a complete discussion of all material terms necessary to understand the Indenture. Capitalized terms not otherwise defined under the heading "Description of the Notes" have the meanings given to them in the Prospectus and the Indenture.

  The Notes will be limited to $250,000,000 aggregate principal amount and will mature on November 15, 2006. The Notes are not redeemable prior to maturity. The Notes will be unsecured and will rank pari passu with all other unsecured senior indebtedness of the Company from time to time outstanding. As of September 30, 1996, the Company had $1,725.8 million of senior indebtedness outstanding, none of which was secured indebtedness. In addition, the Company's subsidiaries had $801.1 million of indebtedness outstanding as of September 30, 1996, which would be structurally senior to the Notes. See "Risk Factors--Holding Company Structure." The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued and provides that Debt Securities may be issued from time to time in one or more series.

  The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from November 20, 1996 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on November 15 and May 15 of each year (each an "Interest Payment Date"), commencing May 15, 1997, to the person in whose names such Notes were registered at the close of business on the next preceding November 1 and May 1 (each a "Regular Record Date"), respectively. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  Interest payable on any Interest Payment Date or at maturity shall be the amount of interest accrued from and including the next preceding Interest Payment Date in respect of which interest has been paid (or from and including November 20, 1996, if no interest has been paid with respect to such Note) to but excluding the Interest Payment Date or the date of maturity, as the case may be. If any Interest Payment Date or the maturity date of a Note falls on a day that is not a Business Day, the payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the maturity date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is not a legal holiday, or a day on which banks in the City of New York are not required or authorized by law to close.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

BOOK-ENTRY, DELIVERY AND FORM

  Each of the Notes will be represented by Global Securities registered in the name of the nominee of the Depositary. Beneficial interests in each Global Security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Securities will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under limited circumstances as specified in the Prospectus.

  The following is based on information furnished by the Depositary: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

  The provisions of Article Three of the Indenture relating to defeasance, described in the Prospectus under "'Description of Senior Debt Securities-- Defeasance," are applicable to the Notes.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc., PaineWebber Incorporated, Prudential Securities Incorporated and First Chicago Capital Markets, Inc. (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Notes set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                                    PRINCIPAL
                                                                    AMOUNT OF
UNDERWRITER                                                           NOTES
-----------                                                        ------------
Merrill Lynch, Pierce, Fenner & Smith
     Incorporated................................................. $135,000,000
Chase Securities Inc..............................................   50,000,000
PaineWebber Incorporated..........................................   25,000,000
Prudential Securities Incorporated................................   25,000,000
First Chicago Capital Markets, Inc................................   15,000,000
                                                                   ------------
    Total......................................................... $250,000,000
                                                                   ============

  The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .375% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  All secondary trading in the Notes will settle in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."

  The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  From time to time the Underwriters or affiliates thereof have engaged and may in the future engage in investment banking or commercial banking transactions with the Company or its affiliates in the ordinary course of business. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., and The First National Bank of Chicago, an affiliate of First Chicago Capital Markets, Inc., are lenders and agents under the Company's revolving credit facility, the borrowings under which are to be reduced with the proceeds of the Notes. Consequently, this offering is being made pursuant to the provisions of Rule 2710(c)(8) of the NASD Conduct Rules. In addition, The First National Bank of Chicago is the Trustee under the Indenture. Mr. Richard
L. Thomas, a director of the Company, is a director and the former Chairman and Chief Executive Officer of First Chicago NBD Corporation, the parent of First Chicago Capital Markets, Inc. and The First National Bank of Chicago.

                                LEGAL OPINIONS

  The legality of the Notes will be passed upon for the Company by Donald M. Lowry, Senior Vice President, Secretary and General Counsel of the Company, and by Mayer, Brown & Platt, Chicago, Illinois, and for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements and the related consolidated financial statement schedules incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which have been incorporated herein by reference and have been so incorporated in reliance on the reports of such firm given on their authority as experts in accounting and auditing.

  The consolidated financial statements of The Continental Corporation and its subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 that are incorporated by reference in the Registration Statement have been incorporated therein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

  The report of KPMG Peat Marwick LLP refers to changes in accounting methods for multiple-year retrospectively rated reinsurance contracts and for the adoption of the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits," No. 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts," and No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1993. SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes," were adopted in 1992.

PROSPECTUS

                                $1,000,000,000

                           CNA FINANCIAL CORPORATION

                                DEBT SECURITIES

  CNA Financial Corporation (the "Company") may offer from time to time its debt securities consisting of debentures, notes and/or other evidences of senior unsecured indebtedness (the "Senior Debt Securities"), subordinated unsecured debt securities ("Subordinated Debt Securities," and together with the Senior Debt Securities, the "Debt Securities"), or shares of preferred stock ("Preferred Stock," and together with the Debt Securities, the "Securities"). The Debt Securities and shares of Preferred Stock may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement"). The Debt Securities may be offered in one or more series with the same or various maturities, at par or with an original issue discount and may be denominated either in U.S. dollars or foreign currencies, including the European Currency Units ("ECU"). The Securities will be sold directly, through agents designated from time to time or through one or more underwriters or dealers, or a group of underwriters. see "Plan of Distribution."

  Certain terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities"), such as (i) in the case of the Debt Securities, the specific designation, currency in which the debt Securities are denominated, aggregate principal amount, denominations, maturity (which may be fixed or extendible), interest rate or rates (which may be fixed or variable), if any, and time of payment of interest, if any, terms for redemption at the option of the Company or the holder, terms for exchange at the option of the Company or the holder into common stock of the Company, terms for sinking or purchase fund payment, and the application, if any, of restrictive covenants or events of default that are in addition to or different from those described herein, (ii) in the case of the Preferred Stock, the specific title, number of shares or fractional interests therein, any dividend, liquidation, redemption, exchange, voting and other rights, preferences and privileges, and (iii) in the case of any Security, the public offering price, the names of any underwriters or agents, the amounts to be purchased by underwriters and the compensation of such underwriters or agents, and the other terms in connection with the offering and sale of the Offered Securities, in each case, will be set forth in the accompanying Prospectus Supplement. See "Description of Securities." The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to Offered Securities covered by the Prospectus Supplement. All or a portion of the Securities may be issued in permanent or temporary global form (each a "Global Security").

  The Debt Securities will be effectively subordinated to all existing and future obligations of the Company's subsidiaries, including claims of policyholders of the Company's insurance subsidiaries. The Company's subsidiaries had approximately $801.1 million aggregate principal amount of total indebtedness for borrowed money outstanding as of September 30, 1996. In addition, as of September 30, 1996, approximately $1,725.8 million aggregate principal amount of existing indebtedness for borrowed money of the Company would rank pari passu with the Senior Debt Securities and senior to the Subordinated Debt Securities. As of September 30, 1996, the Company had no existing indebtedness for borrowed money that would rank pari passu with the Subordinated Debt Securities.

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS  THE SECURI-
  TIES  AND EXCHANGE COMMISSION  OR ANY  STATE SECURITIES COMMISSION  PASSED
   UPON  THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS. ANY  REPRESENTATIONS
    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                               ----------------

               The date of this Prospectus is November 15, 1996.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the public reference facilities maintained by the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or from the Commission's worldwide web site at http://www.sec.gov. Documents filed by the Company can also be inspected at the offices of the New York Stock Exchange, Inc. (the "New York Stock Exchange"), 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Securities offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (file no. 1-5823) are incorporated in this Prospectus by reference and hereby made a part hereof:

    1. The Company's Current Report on Form 8-K dated May 10, 1995, as amended by amendments no. 1 and 2 thereto;

    2. The Company's Annual Report on Form 10-K for the year ended December 31, 1995; and

    3. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

  All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Securities, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (except for exhibits that are specifically incorporated by reference herein). Requests for such copies should be directed to the Company's principal executive offices located at CNA Plaza, 43S, Chicago, Illinois 60685, Attention: Secretary (telephone (312) 822-5000).

                               ----------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  THE COMPANY

  The Company was incorporated in 1967 as the parent company of Continental Casualty Company ("Casualty"), incorporated in 1897, and Continental Assurance Company ("Assurance"), incorporated in 1911. In 1975, Assurance became a wholly-owned subsidiary of Casualty. In late 1994, CNA reached an agreement to acquire all the outstanding common stock of The Continental Corporation ("Continental") through a cash merger for approximately $1.1 billion. On May 9, 1995, Continental shareholders approved the agreement and the merger was completed on May 10. As a result and upon consummation of the merger, Continental became a wholly-owned subsidiary of CNA. The Continental Corporation, a New York corporation incorporated in 1968, is an insurance holding company. Its principal subsidiary, The Continental Insurance Company ("CIC"), was organized in 1853. The principal business of Continental is the ownership of a group of property and casualty insurance companies.

  As a multiple-line insurer, CNA underwrites property and casualty coverages; life, accident and health insurance; fidelity and surety products; excess and surplus lines; reinsurance; and pension and annuity business. CNA serves a wide spectrum of insureds, including individuals; small, medium and large businesses; associations; professionals and groups. CNA's property/casualty and life/health insurance products are marketed primarily through independent agents and brokers.

  The Company's principal executive offices are located at CNA Plaza, Chicago, Illinois 60685, and its telephone number is (312) 822-5000. Unless the context otherwise requires, "Company," as used in this Prospectus, includes CNA Financial Corporation and its subsidiaries.

                                USE OF PROCEEDS

  Unless otherwise specified in the accompanying Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be added to the Company's general funds and used for general corporate purposes, which may include, but are not limited to, capital contributions to the Company's subsidiaries to strengthen such subsidiaries' continuing operations.

                     DESCRIPTION OF SENIOR DEBT SECURITIES

  The Senior Debt Securities will be issued under an Indenture, dated March 1, 1991, between the Company and The First National Bank of Chicago, a national banking association, as trustee (referred to herein under the caption "Description of Senior Debt Securities" as the "Trustee"), as supplemented by a supplemental indenture, dated as of October 15, 1993 (as so supplemented, the "Senior Indenture"), copies of which are incorporated by reference as or filed as exhibits to the Registration Statement. The Company believes that the following summary of certain provisions of the Senior Indenture is a complete discussion of all material terms necessary to understand the Senior Indenture. Capitalized terms not otherwise defined under the heading "Description of Senior Debt Securities" have the meaning given to them in the Senior Indenture. As used in this section "Description of Senior Debt Securities," unless the context indicates otherwise, the term "Company" means CNA Financial Corporation and does not include any of its subsidiaries.

GENERAL

  The Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. As of September 30, 1996, approximately $1,725.8 million aggregate principal amount of indebtedness for borrowed money of the Company would rank pari passu with the Senior Debt Securities. The Senior Indenture does not limit the amount of debt, either secured or unsecured, that may be issued by the Company under the Senior Indenture or otherwise. The Senior Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Senior Debt Securities sold at an original issue discount may bear no interest or interest at a rate that is below market rates.

  Because the Company is a holding company, the right of the Company, and hence the rights of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is accordingly subject to prior claims of creditors of the subsidiary and (in the case of an insurance subsidiary) its policyholders, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. The subsidiaries are separate and distinct legal entities and have no obligations, contingent or otherwise, to pay any amounts due pursuant to the Senior Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to statutory restrictions, are contingent upon the earnings of those subsidiaries and are subject to insurance regulations and various business considerations.

  Reference is made to the Prospectus Supplement for the following terms of the offered Senior Debt Securities (to the extent such terms are applicable to such Senior Debt Securities): (i) the title of such Senior Debt Securities or the particular series thereof; (ii) any limit on the aggregate principal amount of such Senior Debt Securities; (iii) whether such Senior Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of such Senior Debt Securities are to be issuable initially in temporary global form and whether any of such Senior Debt Securities are to be issuable in permanent global form; (iv) the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which such Senior Debt Securities will be issued; (v) the date or dates on which such Senior Debt Securities will mature; (vi) the rate or rates per annum, or the formula by which such rate or rates shall be determined, at which such Senior Debt Securities will bear interest, if any, the dates from which any such interest will accrue and the circumstances, if any, under which such interest rate or interest rate formula may be reset at the option of the Company; (vii) the Interest Payment Dates on which any such interest on such Senior Debt Securities will be payable, the Regular Record Date for any interest payable on such Senior Debt Securities that are Registered Securities on any Interest Payment Date, and the extent to which, or the manner in which any interest payable on a Global Security on an Interest Payment Date will be paid if other than in the manner described below under "Global Securities;"
(viii) the person to whom any Registered Security of such series will be payable, if other than the person in whose name such Senior Debt Security (or one or more predecessor Senior Debt Securities) is registered at the close of business on the Regular Record Date for such interest, and the manner in which, or the person to whom, any interest on any Bearer Security of such series will be payable, if otherwise than upon presentation and surrender of the coupons thereto; (ix) if other than the principal amount of such Senior Debt Securities, the portion of the principal amount of such Senior Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any mandatory or optional sinking fund or analogous provisions; (xi) each office or agency where, subject to the terms of the Senior Indenture as described below under "Payments and Paying Agents," the principal of and any interest on such Senior Debt Securities will be payable and each office or agency where, subject to the terms of the Senior Indenture as described below under "Denominations, Registration and Transfer," such Senior Debt Securities may be presented for registration of transfer or exchange; (xii) the date, if any, after which and the price or prices at which such Senior Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (xiii) the denominations in which such Senior Debt Securities which are Registered Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof, and the denomination in which such Senior Debt Securities which are Bearer Securities will be issuable, if other than denominations of U.S. $5,000; (xiv) the currency or currencies of payment of principal of and any premium and interest on such Senior Debt Securities; (xv) any index used to determine the amount of payments of principal of and any interest on such Senior Debt Securities;
(xvi) the application, if any, of any restrictive covenants or events of default that are in addition to or different from those described herein;
(xvii) the form of such Senior Debt Security; and (xviii) any other terms and provisions of such Senior Debt Securities not inconsistent with the terms and provisions of the Senior Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to such Senior Debt Securities. Senior Debt Securities of any series may be issued in one or more tranches as described in the applicable Prospectus Supplement.

  If the purchase price of any of the offered Senior Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of and any premium and interest on any series of Senior Debt Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Senior Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION AND TRANSFER

  The Senior Debt Securities will be issuable as Registered Securities, Bearer Securities or both. Senior Debt Securities may be issuable in the form of one or more Global Securities, as described below under "Global Securities." Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with coupons attached. A Global Security will be issued in a denomination equal to the aggregate principal amount of outstanding Senior Debt Securities represented by such Global Security. The Prospectus Supplement relating to Senior Debt Securities denominated in a foreign or composite currency will specify the denominations thereof.

  In connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Security") and a Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Senior Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined below under "Limitations on Issuance of Bearer Securities"), or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution (as defined in Treasury Regulation Section 1.165-12(c)(1)(v)) that is purchasing for its own account or for the account of a customer and which agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder. See "Global Securities" and "Limitations on Issuance of Bearer Securities" below.

  Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Senior Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the holder upon request confirmed in writing, and subject to the terms of the Senior Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default attached) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest attached and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Senior Indenture. Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

  Senior Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the security registrar designated by the Company or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Senior Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Senior Indenture. Such transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as the security registrar under the Senior Indenture. If a Prospectus Supplement refers to any transfer agent (in addition to the security registrar) initially designated by the Company with respect to any series of Senior Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Senior Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Senior Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the security registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Senior Debt Securities.

  In the event of any redemption in part, the Company shall not be required to
(i) issue, register the transfer of or exchange Senior Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Senior Debt Securities of that series selected to be redeemed and ending at the close of business on (a) if Senior Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption, and (b) if Senior Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Senior Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

PAYMENTS AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any interest on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the payee entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment.

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be payable (subject to applicable laws and regulations) at the offices of such Paying Agent or Paying Agents outside the United States as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check or by wire transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by wire transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to the Company or its Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of and any interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and the Company has delivered to the Trustee an opinion of counsel to that effect.

  Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Senior Debt Securities which are issuable solely as Registered Securities. Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by the Company for the Senior Debt

Securities will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Senior Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Senior Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in each Place of Payment for such series in the United States for payments with respect to any Registered Securities of such series (and for payments with respect to Bearer Securities of such series in the circumstances described above, but not otherwise), (ii) a Paying Agent in each Place of Payment located outside the United States where Senior Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Senior Debt Securities of such series are listed on The International Stock Exchange, London or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg City or any other required city located outside the United States, as the case may be, for Senior Debt Securities of such series, and (iii) a Paying Agent in each Place of Payment located outside the United States where (subject to applicable laws and regulations) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company may be served.

  All monies paid by the Company to a Paying Agent for the payment of principal of and any interest on any Senior Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and thereafter the holder of such Senior Debt Security or any coupon appertaining thereto will look only to the Company for payment thereof.

GLOBAL SECURITIES

  The Senior Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Senior Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Senior Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depository arrangements.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Senior Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Senior Debt Securities or by the Company if such Senior Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to interests of Participants) and records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

  So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Debt Securities represented by such Global Security for all purposes under the Senior Indenture.

Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Senior Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Senior Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Securities Indenture.

  Payments of principal of and any premium and any interest on individual Senior Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Senior Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Senior Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Senior Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depository for a series of Senior Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Senior Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Senior Debt Securities as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

  If a Depository for a series of Senior Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Senior Debt Securities of such series in exchange for the Global Security representing such series of Senior Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Senior Debt Securities, determine not to have any Senior Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Senior Debt Securities of such series in exchange for the Global Security or Securities representing such series of Senior Debt Securities. Individual Senior Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

  In compliance with United States federal tax laws and regulations, Bearer Securities may not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons (each as defined below) other than to a Qualifying Branch of a United States Financial Institution (as defined below), and any underwriters, agents and dealers participating in the offering of Senior Debt Securities must agree that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons (other than a Qualifying Branch of a United States Financial Institution) nor deliver Bearer Securities within the United States. In addition, any such underwriters, agents and dealers must agree to send confirmations to each purchaser of a Bearer Security confirming that such purchaser represents that it is not a United States person or is a Qualifying Branch of a United States Financial Institution and, if such person is a dealer, that it will send similar confirmations to purchasers from it. The term "Qualifying Foreign Branch of a United States Financial Institution" means a branch located outside the United States of a United States securities clearing organization, bank or other financial institution listed under Treasury Regulation Section 1.165-12(c)(1)(v) that agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder.

  Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue

Code." Under Sections 165(j) and 1287(a) of the Code, holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

  The term "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, an estate or, for taxable years beginning before January 1, 1997, a trust the income of which is subject to United States federal income taxation regardless of its source or, for taxable years beginning after December 31, 1996, a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, and the term "United States" means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto Rico).

DEFEASANCE

  The Senior Indenture provides that the Company will be discharged from any and all obligations in respect of the Senior Debt Securities of any series (except for certain obligations to register the transfer or exchange of Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee for such series of Senior Debt Securities in trust of money and/or U.S. Government Obligations (as defined below) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest, if any, on the Senior Debt Securities of such series on the maturity of such payments in accordance with the terms of the Senior Indenture and the Senior Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to such Trustee an Opinion of Counsel (who may be counsel for the Company) to the effect that (i) holders of the Senior Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Senior Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit, defeasance and discharge.

  The Senior Indenture provides that, if applicable, the Company may omit to comply with any additional restrictive covenants imposed on the Company in connection with the establishment of any series of Senior Debt Securities and that clause (d) under "Events of Default" with respect to such restrictive covenants and clause (e) under "Events of Default" shall not be deemed to be an Event of Default under the Senior Indenture and the Senior Debt Securities of any series, upon the deposit with the Trustee under the Senior Indenture, in trust of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, and each installment of interest, if any, on the Senior Debt Securities of such series on the maturity of such payments in accordance with the terms of the Senior Indenture and the Senior Debt Securities of such series. The obligations of the Company under the Senior Indenture and Senior Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be counsel for the Company) to the effect that (i) the holders of the Senior Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, and (ii) the Senior Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit and defeasance.

  In the event the Company exercises its option to omit compliance with certain covenants of the Senior Indenture with respect to the Senior Debt Securities of any series as described above and the Senior Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clauses (d) or (e) under "Events of Default," the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Senior Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Senior Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

  The term "U.S. Government Obligation" means direct noncallable obligations of, or noncallable obligations guaranteed by, the United States or an agency thereof for the payment of which guarantee or obligation, the full faith and credit of the United States is pledged.

MODIFICATION OF THE SENIOR INDENTURE

  The Senior Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority of the principal amount of the Senior Debt Securities of each series then outstanding, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Senior Indenture or modifying the rights of the holders of the Senior Debt Securities of such series, except that no such supplemental indenture may, among other things, (i) extend the final maturity of any Senior Debt Securities, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, impair the right to institute suit for payment thereof or reduce any amount payable upon any redemption thereof without the consent of the holder of the Senior Debt Security so affected, or (ii) reduce the aforesaid percentage of Senior Debt Securities, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all outstanding Senior Debt Securities. The Board of Directors of the Company does not have the power to waive any of the covenants of the Senior Indenture including those relating to consolidation, merger or sale of assets.

EVENTS OF DEFAULT

  An Event of Default with respect to any series of Senior Debt Securities is defined in the Senior Indenture as being: (a) default by the Company for 30 days in the payment of any installment of interest on the Senior Debt Securities of such series; (b) default by the Company in the payment of any principal on the Senior Debt Securities of such series; (c) default by the Company in the payment of any sinking fund installment with respect to such series of Senior Debt Securities; (d) default by the Company in the performance of any of the agreements in the Indenture contained therein for the benefit of the Senior Debt Securities of such series which shall not have been remedied within a period of 60 days after receipt of written notice by the Company from the Trustee for such series of Senior Debt Securities or by the Company and such Trustee from the holders of not less than 25% in principal amount of the Senior Debt Securities of such series then outstanding; (e) with respect to any series of Senior Debt Securities (unless otherwise specified in the accompanying Prospectus Supplement), the acceleration, or failure to pay at maturity, of any indebtedness for money borrowed of the Company exceeding $20,000,000 in principal amount, which acceleration is not rescinded or annulled or indebtedness paid within 15 days after the date on which written notice thereof shall have first been given to the Company as provided in the Senior Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default established in accordance with the Senior Indenture with respect to any series of Senior Debt Securities. No Event of Default (other than an Event of Default under clause (f)) described above with respect to a particular series of Senior Debt Securities necessarily constitutes an Event of Default with respect to any other series of Senior Debt Securities.

  The Senior Indenture provides that if an Event of Default with respect to any series of Senior Debt Securities shall have occurred and be continuing, either the Trustee with respect to the Senior Debt Securities of that series or the holders of at least 25% in aggregate principal amount of Senior Debt Securities of that series then outstanding may declare the principal amount (or, if the Senior Debt Securities of that series were sold at an original issue discount, such portion of the principal amount as may be specified in the terms of that series) of all the Senior Debt Securities of that series and interest, if any, accrued thereon to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on Senior Debt Securities of that series) may be waived by the holders of a majority in principal amount of the Senior Debt Securities of that series then outstanding.

  The Senior Indenture contains a provision entitling the Trustee with respect to any series of Senior Debt Securities, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Senior Debt Securities of such series before proceeding to exercise any right or power under the Senior Indenture at the request of the holders of such Senior Debt Securities. The Senior Indenture also provides that the holders of a majority in principal amount of the outstanding Senior Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series of Senior Debt Securities, or exercising any trust or power conferred on such Trustee, with respect to the Senior Debt Securities of such series. The Senior Indenture contains a covenant that the Company will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

  No holder of any Senior Debt Security of any series will have any right to institute any proceeding with respect to the Senior Indenture or for any remedy thereunder, unless such holder shall have previously given the Trustee for such series of Senior Debt Securities written notice of an Event of Default with respect to Senior Debt Securities of that series and unless also the holders of at least 25% in aggregate principal amount of the outstanding Senior Debt Securities of that series shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and such Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Senior Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, any right of a holder of any Senior Debt Security to receive payment of the principal of and any interest on such Senior Debt Security on or after the due dates expressed in such Senior Debt Security and to institute suit for the enforcement of any such payment on or after such dates shall not be impaired or affected without the consent of such holder.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company covenants that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any Person, unless (i) either the Company shall be the continuing corporation, or the successor corporation or the Person which acquires by sale or conveyance substantially all of the assets of the Company (if other than the Company) shall be a corporation organized under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of and interest on all the Senior Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Senior Indenture to be performed or observed by the Company, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, and (ii) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenants or condition.

  Other than the covenants described above, or as set forth in any accompanying Prospectus Supplement, the Senior Indenture and the Senior Debt Securities do not contain any covenants or other provisions designed to afford holders of the Senior Debt Securities protection in the event of a takeover, recapitalization or highly leveraged transaction involving the Company.

NO PERSONAL LIABILITY

  No past, present or future director, officer, employee or stockholder, as such, of the Company or any successor thereof shall have any liability for any obligations of the Company under the Senior Debt Securities or the Senior Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities by accepting such Senior Debt Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Senior Debt Securities.

THE TRUSTEE

  The Trustee in its individual or any other capacity may become the owner or pledgee of Senior Debt Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee provided it complies with the terms of the Senior Indenture.

                  DESCRIPTION OF SUBORDINATED DEBT SECURITIES

  The Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Indenture"), between the Company and The First National Bank of Chicago, a national banking association, as trustee (referred to herein under "Description of Subordinated Debt Securities" as the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement. The Company believes that the following summary of certain provisions of the Subordinated Indenture is a complete discussion of all material terms necessary to understand the Subordinated Indenture. Capitalized terms not otherwise defined under the heading "Description of Subordinated Debt Securities" have the meaning given to them in the Indenture. As used in this section "Description of Subordinated Debt Securities," unless the context indicates otherwise, the term "Company" means CNA Financial Corporation and does not include any of its subsidiaries.

GENERAL

  The Subordinated Debt Securities will rank equally with all other unsecured and subordinated indebtedness for borrowed money of the Company. As of September 30, 1996, approximately $1,725.8 million aggregate principal amount of indebtedness for borrowed money of the Company would rank senior to the Subordinated Debt Securities. As of September 30, 1996, the Company had no indebtedness for borrowed money that would rank pari passu with the Subordinated Debt Securities. The Subordinated Indenture does not limit the amount of debt, either secured or unsecured, that may be issued by the Company which would be senior to the Subordinated Debt Securities or that may be issued under the Subordinated Indenture or otherwise. The Subordinated Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Subordinated Debt Securities sold at an original issue discount may bear no interest or interest at a rate that is below market rates.

  Because the Company is a holding company, the right of the Company, and hence the rights of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is accordingly subject to prior claims of creditors of the subsidiary and (in the case of an insurance subsidiary) its policyholders, except to the extent that claims of the Company itself as a creditor of the subsidiary may be reorganized. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Subordinated Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to insurance regulation and various business considerations.

  Reference is made to the Prospectus Supplement for the following terms of the offered Subordinated Debt Securities (to the extent such terms are applicable to such Subordinated Debt Securities): (i) the title of such Subordinated Debt Securities or the particular series thereof; (ii) any limit on the aggregate principal amount of such Subordinated Debt Securities; (iii) whether such Subordinated Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of such Subordinated Debt Securities are to be issuable initially in temporary global form and whether any of such Subordinated Debt Securities are to be issuable in permanent global form; (iv) the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which such Subordinated Debt Securities will be issued; (v) the date or dates on which such Subordinated Debt Securities will mature; (vi) the rate or rates per annum, or the formula by which such rate or rates shall be determined, at which such Subordinated Debt Securities will bear interest, if any, the date from which any such interest will accrue and the circumstances, if any, under which such interest rate or interest rate formula may be reset at the option of the Company; (vii) the Interest Payment Dates on which any such interest on such Subordinated Debt Securities will be payable, the Regular Record Date for any interest payable on such Subordinated Debt Securities that are Registered Securities on any Interest Payment Date, and the extent to which, or the manner in which any interest payable on a Global Security on an Interest Payment Date will be paid if other than in the manner described below under "Global Securities;" (viii) the person to whom any Registered Security of such series will be payable, if other than the person in whose name such Subordinated Debt Security (or one or more predecessor Subordinated Debt Securities) is registered at the close of business on the Regular Record Date of such interest, and the manner in which, or the person to whom, any interest on any Bearer Security of such series will be payable, if otherwise than upon presentation and surrender of the coupons thereto; (ix) if other than the principal amount of such Subordinated Debt Securities, the portion of the principal amount of such Subordinated Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any mandatory or optional sinking fund or analogous provisions; (xi) each office or agency where, subject to the terms of the Subordinated Indenture as described below under "Payments and Paying Agents," the principal of and any interest on such Subordinated Debt Securities will be payable and each office or agency where, subject to the terms of the Subordinated Indenture as described below under "Denominations, Registration and Transfer," such Subordinated Debt Securities may be presented for registration of transfer or exchange; (xii) the date, if any, after which and the price or prices at which such Subordinated Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (xiii) the denominations in which such Subordinated Debt Securities which are Registered Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof, and the denomination in which such Subordinated Debt Securities which are Bearer Securities will be issuable, if other than denominations of U.S. $5,000; (xiv) the currency or currencies of payment of principal of and any premium and interest on such Subordinated Debt Securities; (xv) any index used to determine the amount of payments of principal of and any interest on such Subordinated Debt Securities; (xvi) the application, if any, of any restrictive covenants or events of default that are in addition to or different from those described herein; (xvii) the form of such Subordinated Debt Security; and (xviii) any other terms and provisions of such Subordinated Debt Securities not inconsistent with the terms and provisions of the Subordinated Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to such Subordinated Debt Securities. Subordinated Debt Securities of any series may be issued in one or more tranches as described in the applicable Prospectus Supplement.

  If the purchase price of any of the offered Subordinated Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of and any premium and interest on any series of Subordinated Debt Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Subordinated Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

SUBORDINATION

  Indebtedness evidence by the Subordinated Debt Securities will be subordinated in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all existing and future Senior Indebtedness of the Company. Senior Indebtedness is defined in the Subordinated Indenture as the principal of and interest on (including any interest that accrues after or would have accrued but for the filing of a petition initiating any proceeding pursuant to any Bankruptcy Law, regardless of whether such interest is allowed or permitted to the holder of such Debt against the bankruptcy or any other insolvency estate of the Company in such proceeding) and other amounts due on or in connection with any Debt incurred, assumed or guaranteed by the Company, whether outstanding on the date of the Subordinated Indenture or thereafter incurred, assumed or guaranteed, and all renewals, extensions and refundings of any such Debt. Amounts outstanding under any Senior Debt Securities will be included in Senior Indebtedness. Excluded from the definition of Senior Indebtedness are the following: (a) any Debt which expressly provides (i) that such Debt shall not be senior in right of payment to the Subordinated Debt Securities, or (ii) that such Debt shall be subordinated to any other Debt of the Company, unless such Debt expressly provides that such Debt shall be senior in right of payment to the Subordinated Debt Securities; and (b) any Debt of the Company in respect of the Subordinated Debt Securities.

  By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets, (i) the holders of Subordinated Debt Securities will be required to pay over their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full; and (ii) creditors of the Company who are not holders of Subordinated Debt Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Subordinated Debt Securities.

  In the event that the Subordinated Debt Securities are declared due and payable prior to their Stated Maturity by reason of the occurrence of an Event of Default, then the Company is obligated to notify promptly holders of Senior Indebtedness of such acceleration. The Company may not pay the Subordinated Debt Securities until 179 days have passed after such acceleration occurs and may thereafter pay the Subordinated Debt Securities if the terms of the Subordinated Indenture otherwise permit payment at that time.

  No payment of the principal, issue price plus accrued original issue discount (if any), redemption price, interest, if any, or any other amount payable with respect to any Subordinated Debt Security may be made, nor may the Company acquire any Subordinated Debt Securities except as set forth in the Subordinated Indenture, if any default with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and either such default is the subject of judicial proceedings or the Company receives notice of the default, unless (a) 179 days pass after notice of the default is given and such default is not then the subject of judicial proceedings or the default with respect to the Senior Indebtedness is cured or waived and (b) the terms of the Subordinated Indenture otherwise permit the payment or acquisition of the Subordinated Debt Securities at that time.

DENOMINATIONS, REGISTRATION AND TRANSFER

  The Subordinated Debt Securities will be issuable as Registered Securities, Bearer Securities or both. Subordinated Debt Securities may be issuable in the form of one or more Global Securities, as described below under "Global Securities." Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with coupons attached. A Global Security will be issued in a denomination equal to the aggregate principal amount of outstanding Subordinated Debt Securities represented by such Global Security. The Prospectus Supplement relating to Subordinated Debt Securities denominated in a foreign or composite currency will specify the denominations thereof.

  In connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Security") and a Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Subordinated Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined below under "Limitations on Issuance of Bearer Securities"), or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution (as defined in Treasury Regulation Section 1.165-12(c)(1)(v)) that is purchasing for its own account or for the account of a customer and which agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code, and the regulations thereunder. See "Global Securities" and "Limitations on Issuance of Bearer Securities" below.

  Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Subordinated Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the holder upon request confirmed in writing, and subject to the terms of the Subordinated Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default attached) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest attached and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Subordinated Indenture. Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

  Subordinated Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the security registrar designated by the Company or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Subordinated Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Subordinated Indenture. Such transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as the security registrar under the Subordinated Indenture. If a Prospectus Supplement refers to any transfer agent (in addition to the security registrar) initially designated by the Company with respect to any series of Subordinated Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Subordinated Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Subordinated Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the security registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Subordinated Debt Securities.

  In the event of any redemption in part, the Company shall not be required to
(i) issue, register the transfer of or exchange Subordinated Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Subordinated Debt Securities of that series selected to be redeemed and ending at the close of business on (a) if Subordinated Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption, and (b) if Subordinated Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Subordinated Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

PAYMENTS AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any interest on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the payee entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Record Date for such interest payment.

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be payable (subject to applicable laws and regulations) at the offices of such Paying Agent or Paying Agents outside the United States as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check or by wire transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by wire transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to the Company or its Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of and any interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and the Company has delivered to the Trustee and opinion of counsel to that effect.

  Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Subordinated Debt Securities which are issuable solely as Registered Securities. Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by the Company for the Subordinated Debt Securities will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Subordinated Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Subordinated Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in each Place of Payment for such series in the United States for payments with respect to any Registered Securities of such series (and for payments with respect to Bearer Securities of such series in the circumstances described above, but not otherwise), (ii) a Paying Agent in each Place of Payment located outside the United States where Subordinated Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Subordinated Debt Securities of such series are listed on The International Stock Exchange, London or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg City or any other required city located outside the United States, as the case may be, for Subordinated Debt Securities of such series, and (iii) a Paying Agent in each Place of Payment located outside the United States where (subject to applicable laws and regulations) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company may be served

  All monies paid by the Company to a Paying Agent for the payment of principal of and any interest on any Subordinated Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and thereafter the holder of such Subordinated Debt Security or any coupon appertaining thereto will look only to the Company for payment thereof.

GLOBAL SECURITIES

  The Subordinated Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Subordinated Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Subordinated Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depository arrangements.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Subordinated Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Subordinated Debt Securities or by the Company if such Subordinated Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interest through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to interests of Participants) and records of Participants (with respect to interests of person who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

  So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Subordinated Debt Securities represented by such Global Security for all purposes under the Subordinated Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Subordinated Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Subordinated Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Subordinated Indenture.

  Payments of principal of and any premium and any interest on individual Subordinated Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Subordinated Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Subordinated Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in Global Security for such Subordinated Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depository for a series of Subordinated Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Subordinated Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Subordinated Debt Securities as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

  If a Depository for a series of Subordinated Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Subordinated Debt Securities of such series in exchange for the Global Security representing such series of Subordinated Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Subordinated Debt Securities, determine not to have any Subordinated Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Subordinated Debt Securities of such series in exchange for the Global Security or Securities representing such series of Subordinated Debt Securities. Individual Subordinated Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

  In compliance with United States federal tax laws and regulations, Bearer Securities may not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons (each as defined below) other than to a Qualifying Branch of a United States Financial Institution (as defined below), and any underwriters, agents and dealers participating in the offering of Subordinated Debt Securities must agree that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons (other than a Qualifying Branch of a United States Financial Institution) nor deliver Bearer Securities within the United States. In addition, any such underwriters, agents and dealers must agree to send confirmations to each purchaser of a Bearer Security confirming that such purchaser represents that it is not a United States person or is a Qualifying Branch of a United States Financial Institution and, if such person is a dealer, that it will send similar confirmations to purchasers from it. The term "Qualifying Foreign Branch of a United States Financial Institution" means a branch located outside the United States of a United States securities clearing organization, bank or other financial institution listed under Treasury Regulation Section 1.165-12(c)(1)(v) that agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder.

  Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Under Sections 165(j) and 1287(a) of the Code, holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

  The term "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, an estate or, for taxable years beginning before January 1, 1997, a trust the income of which is subject to United States federal income taxation regardless of its source or, for taxable years beginning after December 31, 1996, a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, and the term "United States" means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto Rico).

DEFEASANCE

  The Subordinated Indenture provides that the Company will be discharged from any and all obligations in respect of the Subordinated Debt Securities of any series (except for certain obligations to register the transfer or exchange of Subordinated Debt Securities of such series, to replace stolen, lost or mutilated Subordinated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee for such series of Subordinated Debt Securities in trust of money and/or U.S. Government Obligations (as defined below) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest, if any, on the Subordinated Debt Securities of such series on the maturity of such payments in accordance with the terms of the Indenture and the Subordinated Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to such Trustee an Opinion of Counsel (who may be counsel for the Company) of the effect that (i) holders of the Subordinated Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would has been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Subordinated Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit, defeasance and discharge.

  The Subordinated Indenture provides that, if applicable, the Company may omit to comply with any additional restrictive covenants imposed on the Company in connection with the establishment of any series of Subordinated Debt Securities and that clause (d) under "Events of Default" with respect to such restrictive covenants and clause (e) under "Events of Default" shall not be deemed to be an Event of Default under the Subordinated Indenture and the Subordinated Debt Securities of any series, upon the deposit with the Trustee under the Subordinated Indenture, in trust of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, and each installment of interest, if any, on the Subordinated Debt Securities of such series on the maturity of such payments in accordance with the terms of the Subordinated Indenture and the Subordinated Debt Securities of such series. The obligations of the Company under the Subordinated Indenture and the Subordinated Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be counsel for the Company) to the effect that (i) the holders of the Subordinated Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, and (ii) the Subordinated Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit and defeasance.

  In the event the Company exercises its option to omit compliance with certain covenants of the Subordinated Indenture with respect to the Subordinated Debt Securities of any series as described above and the Subordinated Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clauses (d) or (e) under "Events of Default," the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

  The term "U.S. Government Obligation" means direct noncallable obligations of, or noncallable obligations guaranteed by, the United States or an agency thereof for the payment of which guarantee or obligation, the full faith and credit of the United States is pledged.

MODIFICATION OF THE SUBORDINATED INDENTURE

  The Subordinated Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority of the principal amount of the Subordinated Debt Securities of each series then outstanding, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Subordinated Indenture or modifying the rights of the holders of the Subordinated Debt Securities of such series, except that no such supplemental indenture may, among other things, (i) extend the final maturity of any Subordinated Debt Securities, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, impair the right to institute suit for payment thereof or reduce any amount payable upon any redemption thereof without the consent of the holder of the Subordinated Debt Security so affected, or (ii) reduce the aforesaid percentage of Subordinated Debt Securities, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all outstanding Subordinated Debt Securities. The Board of Directors of the Company does not have the power to waive any of the covenants of the Subordinated Indenture including those relating to consolidation, merger or sale of assets.

EVENTS OF DEFAULT

  An Event of Default with respect to any series of Subordinated Debt Securities is defined in the Subordinated Indenture as being: (a) default by the Company for 30 days in the payment of any installment of interest on the Subordinated Debt Securities of such series; (b) default by the Company in the payment of any principal on the Subordinated Debt Securities of such series;
(c) default by the Company in the payment of any sinking fund installment with respect to such series of Subordinated Debt Securities; (d) default by the Company in the performance of any of the agreements in the Subordinated Indenture contained therein for the benefit of the Debt Securities of such series which shall not have been remedied within a period of 60 days after receipt of written notice by the Company from the Trustee for such series of Subordinated Debt Securities or by the Company and such Trustee from the holders of not less than 25% in principal amount of the Subordinated Debt Securities of such series then outstanding; (e) with respect to any series of Subordinated Debt Securities (unless otherwise specified in the accompanying Prospectus Supplement), the acceleration, or failure to pay at maturity, of any indebtedness for money borrowed of the Company exceeding $20,000,000 in principal amount, which acceleration is not rescinded or annulled or indebtedness paid within 15 days after the date on which written notice thereof shall have first been given to the Company as provided in the Subordinated Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default established in accordance with the Subordinated Indenture with respect to any series of Subordinated Debt Securities. No Event of Default (other than an Event of Default under clause (f)) described above with respect to a particular series of Subordinated Debt Securities necessarily constitutes an Event of Default with respect to any other series of Subordinated Debt Securities.

  The Subordinated Indenture provides that if an Event of Default with respect to any series of Subordinated Debt Securities shall have occurred and be continuing, either the Trustee with respect to the Subordinated Debt Securities of that series or the holders of at least 25% in aggregate principal amount of Subordinated Debt Securities of that series then outstanding may declare the principal amount (or, if the Subordinated Debt Securities of that series were sold at an original issue discount, such portion of the principal amount as may be specified in the terms of that series) of all the Subordinated Debt Securities of that series and interest, if any, accrued thereon to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on Subordinated Debt Securities of that series) may be waived by the holders of a majority in principal amount of the Subordinated Debt Securities of that series then outstanding.

  The Subordinated Indenture contains a provision entitling the Trustee with respect to any series of Subordinated Debt Securities, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Subordinated Debt Securities of such series before proceeding to exercise any right or power under the Subordinated Indenture at the request of the holders of such Subordinated Debt Securities. The Subordinated Indenture also provides that the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series of Subordinated Debt Securities, or exercising any trust or power conferred on such Trustee, with respect to the Subordinated Debt Securities of such series. The Subordinated Indenture contains a covenant that the Company will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

  No holder of any Subordinated Debt Security of any series will have any right to institute any proceeding with respect to the Subordinated Indenture or for any remedy thereunder, unless such holder shall have previously given the Trustee for such series of Subordinated Debt Securities written notice of an Event of Default with respect to Subordinated Debt Securities of that series and unless also the holders of at least 25% in aggregate principal amount of the outstanding Subordinated Debt Securities of that series shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and such Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Subordinated Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, any right of a holder of any Subordinated Debt Security to receive payment of the principal of and any interest on such Subordinated Debt Security on or after the due dates expressed in such Subordinated Debt Security and to institute suit for the enforcement of any such payment on or after such dates shall not be impaired or affected without the consent of such holder.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company covenants that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any Person, unless (i) either the Company shall be the continuing corporation, or the successor corporation or the Person which acquires by sale or conveyance substantially all of the assets of the Company (if other than the Company) shall be a corporation organized under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of and interest on all the Subordinated Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Subordinated Indenture to be performed or observed by the Company, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, and (ii) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenants or condition.

  Other than the covenants described above, or as set forth in any accompanying Prospectus Supplement, the Subordinated Indenture and the Subordinated Debt Securities do not contain any covenants or other provisions designed to afford holders of the Subordinated Debt Securities protection in the event of a takeover, recapitalization or highly leveraged transaction involving the Company.

NO PERSONAL LIABILITY

  No past, present or future director, officer, employee or stockholder, as such, of the Company or any successor thereof shall have any liability for any obligations of the Company under the Subordinated Debt Securities or the Subordinated Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities by accepting such Subordinated Debt Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Debt Securities.

THE TRUSTEE

  The Trustee in its individual or any other capacity may become the owner or pledgee of Subordinated Debt Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee provided it complies with the terms of the Subordinated Indenture.

                        DESCRIPTION OF PREFERRED STOCK

  The Company is authorized to issue up to 12,500,000 shares of Preferred Stock, without par value, in one or more series. All shares of Preferred Stock, irrespective of series, constitute one and the same class. The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock. Certain terms of any series of Preferred Stock offered by the Prospectus Supplement will be described in the Prospectus Supplement relating to such series of Preferred Stock. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The Company has outstanding 750 shares each of Money Market Cumulative PreferredTM Stock, Series E and Series F with a liquidation preference of $100,000 per share.

GENERAL

  The Board of Directors is authorized to establish and designate series and to fix the number of shares and the relative rights, preferences and limitations of the respective series of Preferred Stock including: (1) the designation and number of shares comprising such series, which may be increased or decreased from time to time by the Board of Directors; (2) the dividend rate or rates on the shares of such series and the relation which such dividends bear to the dividends payable on any other class or classes or of any other series of capital stock, the terms and conditions upon which and the periods in respect of which dividends shall be payable, whether and upon what conditions such dividends shall be cumulative and, if cumulative the dates from which dividends shall accumulate; (3) whether the shares of such series shall be redeemable, the limitations and restrictions with respect to such redemption, the time or times when, the price or prices at which and the manner in which such shares shall be redeemable, including the manner of selecting shares of such series for redemption if less than all shares are to be redeemed; (4) the rights to which the holders of shares of such series shall be entitled, and the preferences, if any, over any other series (or of any other series over such series), upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, which rights may vary depending on whether such liquidation, dissolution, distribution or winding-up is voluntary or involuntary, and, if voluntary, may vary at different dates; (5) whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, whether and upon what conditions such purchase, retirement or sinking fund shall be cumulative or noncumulative, the extent to which and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof; (6) whether the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of capital stock of the Company, and, if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of such conversion or exchange; (7) the voting powers, full and/or limited, if any, of the shares of such series; and whether and under what conditions the shares of such series (alone or together with the shares of one or more other series having similar provisions) shall be entitled to vote separately as a single class, for the election of one or more additional directors of the Company in case of dividend arrearages or other specified events, or upon other matters; (8) whether the issuance of any additional shares of such series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and (9) any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series, as the Board of Directors may deem advisable. Unless otherwise specifically set forth in the Prospectus Supplement relating to a series of Preferred Stock, all shares of Preferred Stock shall be equal rank, preference and priority as to dividends; when the stated dividends are not paid in full, the shares of all series of the Preferred Stock shall share ratably in any payment thereof; and upon liquidation, dissolution or winding up, if assets are insufficient to pay in full all Preferred Stock, then such assets shall be distributed among the holders ratably.

  Because the Company is a holding company, the right of the Company, and hence the rights of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is accordingly subject to prior claims of creditors of the subsidiary and (in the case of an insurance subsidiary) its policyholders, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay dividends on the Preferred Stock or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to insurance regulation and various business considerations.

  The description of certain provisions of the Preferred Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Restated Certificate of Incorporation and the Certificate of Designations that relates to a particular series of Preferred Stock which will be filed with the Commission at or prior to the time of the sale of the related Preferred Stock.

DIVIDEND RIGHTS

  Except as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock, the holders of Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors out of funds legally available for that purpose, cash dividends at the rates and on the dates set forth in the Prospectus Supplement relating to a particular series of Preferred Stock. Such rate may be fixed or variable. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends payable on the Preferred Stock for any period less than a full dividend period (being the period between such dividend payment dates) will be computed on the bases of the actual number of days elapsed over a 360 day year and for a period of a full dividend period, will be computed on the basis of a 360 day year consisting of twelve 30 day months. Except as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock, such dividends shall be payable from, and shall be cumulative from, the date of original issue of each share, so that if in any dividend period dividends at the rate or rates as described in the Prospectus Supplement relating to such series of Preferred Stock shall not have been declared and paid or set apart for payment on all outstanding shares of Preferred Stock for such dividend period and all preceding dividend periods from and after the first day from which dividends are cumulative, then the aggregate deficiency shall be declared and fully paid or set apart for payment, but without interest, before any dividends shall be declared or paid or set apart for payment on the Common Stock by the Company. After payment in full of all dividend arrearages on the Preferred Stock, dividends on the Common Stock may be declared and paid out of funds legally available for that purpose as the Board of Directors may determine.

REDEMPTION

  The Company will have such rights, if any, to redeem shares of Preferred Stock, and the holders of Preferred Stock will have such rights, if any, to cause the Company to redeem shares of Preferred Stock, as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock.

CONVERSION OR EXCHANGE

  The holders of Preferred Stock will have such rights, if any, to convert such shares into or to exchange such shares for, shares of any other class or classes, or of any other series of any class, of the capital stock of the Company and/or other property or cash, as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock.

VOTING RIGHTS

  The holders of Preferred Stock will have such voting rights, if any, as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock. Unless and except to the extent required by law or provided by the Board of Directors, holders of Preferred Stock shall have no voting power with respect to any matter. In no event shall the Preferred Stock be entitled to more than one vote per share in respect of each share of stock.

  The holders of the outstanding shares of a series of Preferred Stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the Restated Certificate of Incorporation if the amendment would increase or decrease the aggregate number of authorized shares of such series of Preferred Stock, increase or decrease the par value of the shares of such series of Preferred Stock, or alter or change the powers, preferences, or special rights of the shares of such series of Preferred Stock so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences, or special rights of oneor more series of Preferred Stock so as to affect them adversely, but shall not so affect the entire series, then only the shares of the series so affected by the amendment shall be considered a separate series for purposes of this paragraph. The number of authorized shares of any such series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote irrespective of the previous two sentences, if so provided in the Restated Certificate of Incorporation, in any amendment thereto which created such series of Preferred Stock or which was adopted prior to the issuance of any shares of any such series of Preferred Stock, or in any amendment thereto which was authorized by a resolution or resolutions adopted by the affirmative vote of the holders of a majority of such series of Preferred Stock. This paragraph reflects legal requirements under current Delaware law and is subject to any amendments to such law.

  The foregoing voting provisions will not apply if, in connection with the matters specified, provision is made for the redemption or retirement of all outstanding Preferred Stock.

LIQUIDATION RIGHTS

  Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Preferred Stock will have such preferences and priorities, if any, with respect to distribution of the assets of the Company or the proceeds thereof as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock.

MISCELLANEOUS

  The transfer agent, dividend disbursing agent and registrar for the Preferred Stock issued in connection with the Prospectus will be as set forth in the Prospectus Supplement. The holder of Preferred Stock, including any Preferred Stock issued in connection with this Prospectus, will not have any preemptive rights to purchase or subscribe for any shares of any class or other securities of any type of the Company. When issued, the Preferred Stock will be fully paid and nonassessable. The Certificate of Designations setting forth the provisions of each series of Preferred Stock will become effective after the date of this Prospectus but on or before issuance of the related series of Preferred Stock.

                             PLAN OF DISTRIBUTION

  The Company may sell the Offered Securities: (i) through underwriters or dealers; (ii) through agents; (iii) directly to one or more purchasers; or
(iv) through a combination of any such method of sale. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Offered Securities and the proceeds to the Company from such sale, any underwriter discounts and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers and any securities exchanges on which such Offered Securities may be listed.

  If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers, or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity of any such contracts.

  Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

  There is currently no market for the Securities. If the Securities are traded after the initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform the Company that it intended to make a market in the Securities, such underwriter would not be obligated to do so, and any such market making could be discounted at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the Securities. Unless otherwise indicated in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Securities on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system.

                                 LEGAL MATTERS

  The validity of the issuance of the Securities and certain other legal matters in connection with the securities offered hereby will be passed upon for the Company by Donald M. Lowry, Senior Vice President, Secretary and General Counsel of the Company. Mayer, Brown & Platt also will pass upon certain legal matters.

                                    EXPERTS

  The consolidated financial statements and the related consolidated financial statement schedules incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which have been incorporated herein by reference and have been so incorporated in reliance on the reports of such firm given on their authority as experts in accounting and auditing.

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 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCOR-PORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CON-NECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OF-FER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company................................................................  S-2
Risk Factors...............................................................  S-2
Use of Proceeds............................................................  S-6
Capitalization.............................................................  S-7
Selected Consolidated Financial Information................................  S-8
Description of the Notes...................................................  S-9
Underwriting............................................................... S-10
Legal Opinions............................................................. S-11
Experts.................................................................... S-11

                                  PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Description of Senior Debt Securities......................................    3
Description of Subordinated Debt Securities................................   12
Description of Preferred Stock.............................................   21
Plan of Distribution.......................................................   24
Legal Matters..............................................................   25
Experts....................................................................   25

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                                 $250,000,000

                           CNA FINANCIAL CORPORATION

                                 6 3/4% NOTES
                             DUE NOVEMBER 15, 2006

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                             PROSPECTUS SUPPLEMENT

                            ----------------------

                              MERRILL LYNCH & CO.
                             CHASE SECURITIES INC.
                           PAINEWEBBER INCORPORATED

                      PRUDENTIAL SECURITIES INCORPORATED

                      FIRST CHICAGO CAPITAL MARKETS, INC.

                               NOVEMBER 15, 1996

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